Exhibit 99.1

Therapix Biosciences Announces Pricing of $4.2 Million Offering

TEL AVIV, Israel, Nov. 19, 2020 /PRNewswire/ -- Therapix Biosciences Ltd. ("Therapix" or the "Company") (OTC Pink: TRPXY), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, today announced the pricing of an offering for the issuance of an aggregate of 835,447 units, each consisting of (i) one American Depositary Share ("ADS") and (ii) two warrants to purchase one ADS each, at a purchase price of $5.02 per unit. The warrants will have an exercise price of $5.02 per ADS, will be exercisable upon issuance and will expire five years from the date of issuance.

The offering is expected to result in gross proceeds to Therapix of approximately $4,200,000. The Company intends to use the net proceeds of the offering for partial repayment of the $1,500,000 deposit, pursuant to a settlement agreement dated August 13, 2020, repayment of amounts drawn under the certain credit agreement, dated September 8, 2020, by and among the Company and M.R.M. Merchavit Holdings and Management Ltd., as well as for working capital, general corporate purposes and pursuing strategic opportunities including business combination transactions.

The closing of the sale of the units is expected to take place on November 23, 2020, subject to satisfying customary closing conditions.

Aegis Capital Corp. is acting as the sole agent for the offering on a "best efforts" basis.

This offering is being made pursuant to a registration statement on Form F-1, as amended (No. 333-248670) (the "Registration Statement") previously filed with the U.S. Securities and Exchange Commission (the "SEC") and declared effective by the SEC on November 18, 2020. A final prospectus (the "Prospectus") describing the terms of the offering will be filed with the SEC and will be available on the SEC's website located at http://www.sec.gov.

Electronic copies of the Prospectus, when available, may be obtained by contacting Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Therapix Biosciences (OTC Pink: TRPXY):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC) and/or non-psychoactive cannabidiol (CBD): THX-110 for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea; THX-160 for the treatment of pain; and THX-210 for the treatment of autism spectrum disorder and epilepsy. Please visit our website for more information at www.therapixbio.com, the content of which is not a part of this press release.

Investor Contact:

Oz Adler, CFO
IR@therapixbio.com
Tel: +972-3-6167055
info@therapixbio.com

Safe Harbor Disclosure

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Forward-looking statements in this press release include statements regarding the proposed offering, the successful closing of the offering and planned use of the net proceeds from the offering. Because such statements deal with future events and are based on Therapix's current expectations, they are subject to various risks and uncertainties, including the satisfaction of closing conditions, and actual results, performance or achievements of Therapix could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Therapix's Registration Statement, the Prospectus, its Annual Report on Form 20-F for the year ended December 31, 2019, and other risks detailed in its periodic report filings. Except as otherwise required by law, Therapix disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.